Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Social Capital Hedosophia Holdings Corp. II on Amendment No. 2 to Form S-1, File No. 333-236774 of our report dated January 31, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Social Capital Hedosophia Holdings Corp. II as of December 31, 2019 and for the period from October 18, 2019 (inception) through December 31, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

March 17, 2020